FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Shearman & Sterling LLP

Gervinusstrasse 17

60322 Frankfurt am Main, Germany

In connection with the offer, issuance and sale by Oesterreichische Kontrollbank (the “Bank”) of U.S.$ 1,000,000,000 aggregate principal amount of its 0.750% Guaranteed Global Notes Due 2016, the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2012 as follows:

1.	The following additional exhibits are hereby added to the Annual Report:

Exhibit Number	Description
99.A.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 1,000,000,000 aggregate principal amount of the Bank’s 0.750% Guaranteed Global Notes Due 2016
B.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 1,000,000,000 aggregate principal amount of the Bank’s 0.750% Guaranteed Global Notes Due 2016

This amendment no. 4 to the Bank’s annual report on Form 18-K/A for the year ended December 31, 2012 is intended to be incorporated by reference into the prospectus filed jointly by the Bank and the Republic of Austria, dated October 9, 2012 and any future prospectus filed by the Bank and the Republic of Austria with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 5th day of November, 2013.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ ANISH GUPTA
Name:	Mag. Anish Gupta
Title:	Associate Director

/s/ MONIKA SEITELBERGER
Name:	Mag. Monika Seitelberger
Title:	Associate Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 5th day of November, 2013.

THE REPUBLIC OF AUSTRIA

/s/ MAG. SILVIA MACA
Name:	Mag. Silvia Maca
Title:	Director, Head of the Division for Export Financing and International Export Promotion Policy Ministry of Finance of the Republic of Austria

EXHIBIT INDEX

Exhibit Number	Description
99.A.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 1,000,000,000 aggregate principal amount of the Bank’s 0.750% Guaranteed Global Notes Due 2016

B.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 1,000,000,000 aggregate principal amount of the Bank’s 0.750% Guaranteed Global Notes Due 2016

4